Exhibit 21.0

SUBSIDIARIES OF FAMOUS DAVE’S OF AMERICA, INC.

Entity	FEIN	% of Ownership
D&D of Minnesota, Inc.	41-1856702	100%
Famous Dave’s Ribs of Maryland, Inc.	41-1958496	96%
Famous Dave’s Ribs, Inc.	41-1884517	100%
Famous Dave’s Ribs-U, Inc.	41-1884548	100%
FDA Properties, Inc.	36-4379010	100%
Lake & Hennepin BBQ and Blues, Inc.	41-1834594	100%
Minwood Partners, Inc.	51-0396229	100%